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                           April 21, 2022

       Denise McWatters
       Executive Vice President, General Counsel and Secretary
       Delek Logistics Partners, LP
       7102 Commerce Way
       Brentwood, Tennessee 37027

                                                        Re: Delek Logistics
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed April 14,
2022
                                                            File No. 333-264300

       Dear Ms. McWatters:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Ieuan Adrian List